May 31, 2007

Mr. Donald A. Walker, Jr.

Senior Assistant Chief Accountant

United States

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Leesport Financial Corp.
Form 10-K for the Fiscal Year ended December 31, 2006
File No. 000-14555

Dear Mr. Walker:

We are responding to your inquiry dated April 17, 2007 addressed to Robert D. Davis, President and Chief Executive Officer, relating to our Form 10-K for the year ended December 31, 2006 and subsequent telephone discussions.

The following information is being supplied as a result of our telephone call with Benjamin Phippen, Staff Accountant — Division of Corporate Finance on May 29, 2007.

In reviewing our adoption of SFAS 159 for certain of our junior subordinated debt, the Commission questioned the appropriateness of including an early adoption cumulative adjustment on an interest rate swap connected to one of the debt instruments.  After reviewing the transaction, we agreed that the cumulative effect adjustment was not correct and that we would correct it in our June 30, 2007 Form 10-Q filing.  We have reviewed the materiality of the accounting for the interest rate swap and feel that in accordance with SAB 99 and SAB 108 it is not necessary, at this time, to record any corrections to previously issued financial statements.  We intend to remove the cumulative effect from equity and the corresponding liability in the second quarter Form 10-Q.

Set forth are the quarterly changes in the value of the swap as well as the annual impact.  The largest quarterly variance occurred in Q1 of 2005 and was $39,000 net of tax, which was 2.19% of net income for that period.  The annual variance utilizing either the rollover or iron curtain approach was less than 0.8 % of net income and was less than 0.12% of equity for all periods.

In conjunction with our adoption of SFAS 159 and 157 we have recorded and will continue to record the change in the fair value of the subordinated debt and interest rate swap through the income statement.

Interest Rate Swap

			2004
	Year		Q4	Q3	Q2	Q1
			(Dollar Amounts In thousands)
	Iron Curtain	Rollover
Fair Value - Receivable (Payable)	$34		$34	$47	$74	$95

Change in Fair Value		$(63)	$(13)	$(27)	$(21)	$(2)
Tax Effect - 34%	12	(21)	(4)	(9)	(7)	(1)
Net of Tax	$22	$(42)	$(9)	$(18)	$(14)	$(1)

Pre-Tax Net Income			$1,679	$1,959	$1,414	$1,518
% Pre-Tax Net Income			(0.51)	(0.91)	(0.98)	(0.09)

Net Income as Reported	$5,416	$5,416	$1,382	$1,554	$1,252	$1,228
% Net Income	0.41%	-0.77%	(0.62)	(1.15)	(1.11)	(0.11)
Net Equity at 12/31	$90,935
% of Net Equity	0.02%	-0.05%

			2005
			Q4	Q3	Q2	Q1
			(Dollar Amounts In thousands)

Fair Value - Receivable (Payable)	$(93)		$(93)	$(71)	$(47)	$(25)

Change in Fair Value		$(127)	$(22)	$(24)	$(22)	$(59)
Tax Effect - 34%	(32)	(43)	(7)	(8)	(7)	(20)
Net of Tax	$(61)	$(84)	$(15)	$(16)	$(15)	$(39)

Pre-Tax Net Income			$3,235	$3,065	$2,912	$2,246
% Pre-Tax Net Income			(0.45)	(0.52)	(0.50)	(1.73)

Net Income as Reported	$8,731	$8,731	$2,403	$2,323	$2,226	$1,779
% Net Income	-0.70%	-0.96%	(0.60)	(0.68)	(0.65)	(2.19)
Net Equity at 12/31	$94,756
% of Net Equity	-0.06%	-0.09%

			2006
			Q4	Q3	Q2	Q1
			(Dollar Amounts In thousands)

Fair Value - Receivable (Payable)	$(185)		$(185)	$(172)	$(141)	$(123)

Change in Fair Value		$(92)	$(13)	$(31)	$(18)	$(30)
Tax Effect - 34%	(63)	(31)	(4)	(11)	(6)	(10)
Net of Tax	$(122)	$(61)	$(9)	$(20)	$(12)	$(20)

Pre-Tax Net Income			$2,971	$3,442	$2,623	$2,956
% Pre-Tax Net Income			(0.29)	(0.59)	(0.45)	(0.67)

Net Income as Reported	$9,153	$9,153	$2,276	$2,588	$2,015	$2,274
% Net Income	-1.33%	-0.66%	(0.38)	(0.79)	(0.59)	(0.87)
Net Equity at 12/31	$102,130
% of Net Equity	-0.12%	-0.06%

We hope that this information is responsive to your inquiries.  If you have any questions regarding this letter, please call the undersigned at (610) 208-0966 ex. 251.

Also, in connection with responding to your comments, we acknowledge the following:

•                  Leesport Financial Corp. is responsible for the adequacy and accuracy of the disclosures in the subject filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and

•                  Leesport Financial Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This response letter is being filed via EDGAR.

Sincerely,

LEESPORT FINANCIAL CORP.

/s/ Edward C. Barrett
Edward C. Barrett
Chief Financial Officer

cc:	Mr. Robert D. Davis, President and Chief Executive Officer
Mr. Alfred J. Weber, Chairman of the Board
Mr. Andrew J. Kuzneski, Jr., Vice Chairman of the Board and Chairman of the Audit Committee